Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our   unaudited condensed consolidated financial statements and related notes that appear in this report. See “Exhibit 99.3 - Unaudited Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2022 and 2021.” In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, and “Risk Factors” as more fully disclosed on the Prospectus filed pursuant to Rule 424(b)(4) with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2023. All amounts included herein with respect to the six months ended December 31, 2022 and 2021 are derived from our unaudited  condensed consolidated financial statements included elsewhere in this report. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

YanGuFang International Group Co., Ltd. is a holding company incorporated as an exempted company on May 28, 2020 under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts substantially all of its operations through its subsidiary and the VIEs in China. Throughout this report, unless the context indicates otherwise, references to “YanGuFang Group” are to YanGuFang International Group Co., Ltd., a holding company and references to “we,” “us,” “our,” “our company,” the “Company” or similar terms used in this report are to YanGuFang Group and its consolidated subsidiaries, and the variable interest entities (the “VIEs”) and their subsidiaries. The People’s Republic of China (the PRC), or China, including Taiwan, Hong Kong and Macau, and the term “Chinese” has a correlative meaning for the purposes of this report only. The references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this report only, Taiwan, Hong Kong and Macau.

We are primarily engaged in the production, research and development, and sales of oat and grain products through our own sales team and distribution network. We are driven by a creative and experienced management team, led by Junguo He, our Chairman and CEO, with a focus on the healthy food industry and a fresh take on our mission, building from our deep understanding of and commitment to oat-based food science.

Our commitment to oats has resulted in core technical advancements that enable us to unlock the breadth of our product portfolio, which is broadly categorized into oat series products (including, but not limited to, oat germ groats, oatmeal, oat flour, oat bran, some of which are organic or green food series) and oat nutrient and health series products (including, but not limited to, oat peptide series, dietary fiber powder, oat biscuits, oil series, oat hand cream and soap, and oat toothpaste). Based on our vision and understanding of oats, we also source products from third party suppliers that complement our own oat product portfolio.

As of the date of this report, the VIEs have two production facilities with a total of eight automated production lines in Wuchuan County, Inner Mongolia, five of which have been put into use with the remaining being installed and tested and expected to commence production in the first half of 2024. Our production lines currently in use have a combined production capacity of approximately 13,720 tons per year and are expected to reach approximately 33,348 tons once the remaining three lines are put into use.

We generate revenues primarily through sales of our products. During the six months ended December 31, 2022 and 2021, our revenues were $23,712,427 and $18,775,430, respectively, and net income was $2,513,401 and $3,917,594, respectively.

Reorganization

A reorganization of our legal structure was completed on December 20, 2020. The reorganization involved the incorporation of the Company’s wholly-owned subsidiary — YanGuFang International Holding Group (HK) Co., Limited (“YanGuFang HK”) and YanGuFang HK’s wholly-owned subsidiary — Inner Mongolia YanGuFang Whole Grain Nutrition Health Industry Technology Co., Ltd. (“YanGuFang China”). On December 20, 2020, YanGuFang China entered into a series of VIE Agreements with the VIEs and their respective sole shareholder YanGuFang Agroeco Tech, or the VIE Shareholder, which were designed to provide YanGuFang China control over the VIEs and thereby enable it to consolidate the financial statements of the VIEs under U.S. GAAP. Each of the VIEs is wholly owned by a sole shareholder Inner Mongolia YanGuFang Ecological Agriculture Technology (Group) Co., Ltd. (“YanGuFang Agroeco Tech”). YanGuFang Group, through its wholly-owned subsidiaries, the VIEs and their subsidiaries, is engaged in the production, research and development, and sales of oat and grain products through our own sales team and distribution network.

Since our businesses are effectively controlled by the same group of shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of YanGuFang Group, its subsidiaries and the VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

Key Factors that Affect Operating Results

We currently derive a majority of revenue from our product sales. We intend to continually enrich our product mix, enhance our production process and acquire new customers by increasing our market penetration with deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base affects our operating results.

As the healthy food industry continues to expand, we expect that the number of our current and potential customers will also increase. We intend to maintain our existing customers and acquire new customers by continually maintaining high-quality standard as well as invest in sales marketing activities to increase our revenue and profit.

Our ability to grow will depend on a number of factors, such as our customers’ satisfaction with the sales, product velocities and profitability of our products as well as increasing consumer awareness and demand for healthy food products.

We believe there is a significant opportunity to drive growth through the e-commerce channel. Our e-commerce strategy is focused on strategically partnering with leading third-party e-commerce platforms to market our products and increase our reach to more customers. We believe our success in the e-commerce channel demonstrates our potential for increased e-commerce penetration. Our presence on Tmall.com, JD.com and other mainstream e-commerce platforms in China has contributed to our revenue growth. For the six months ended December 31, 2022, our online sales through our own APP and third-party e-commerce platforms increased to approximately $1.8 million (approximately 7.5% of total revenues) from approximately $1.1 million (approximately 6.1% of total revenues) for the six months ended December 31, 2021.

Impact of COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets.

In March 2022, a new COVID-19 subvariant (omicron) outbreak hit China, and spread faster and more easily than previous variants of the virus. As a result, a new round of lockdown, quarantines or travel restrictions were imposed upon different provinces or cities in China by the relevant local government authorities. In the lockdown of Shanghai between late March and June 2022, we temporarily closed our Shanghai office from April 1, 2022 to June 1, 2022 but did not close our production facilities in Inner Mongolia, China. Due to the restrictions on logistics and supply chain disruptions in certain areas of China, we reduced our production output during the lockdown period in Shanghai. Starting from June 1, 2022, we resumed our production scale to the pre-lockdown level. The lockdown in Shanghai from April to June 2022 did not have a material adverse impact on our results of operations although our logistics and supply chain, business development and offline marketing activities in Shanghai were restricted or suspended in the lockdown period. From October to early December 2022, our production activities in Wuchuan County, Inner Mongolia was restricted to such extent that only a few people were allowed to enter the production facilities due to a new round of lockdown in Wuchuan County, Inner Mongolia, and our logistics and supply chain, business development and offline marketing activities in Inner Mongolia were to some extent restricted or suspended in the new lockdown period. The new lockdown in Wuchuan County, Inner Mongolia did not have an adverse impact on our results of operations.  Our warehouses are currently located in Inner Mongolia, Jiangsu, and Shanghai, and we plan to open additional warehouses in other regions of China in 2023 to expand our storage capacity as well as mitigate the adverse impact on our supply chain caused by the concentration of warehouses in a limited number of regions.  Notwithstanding the foregoing, except for the temporary labor shortage due to the lockdowns, we have not experienced inventory, raw material shortages or reduced headcount of our employees during the lockdown period in Shanghai and new lockdown period in Wuchuan County, Inner Mongolia as our other offices in China were operational during the recent lockdowns.

During the fiscal years ended June 30, 2022 and 2021, the COVID-19 pandemic did not have a material net impact on the Company’s financial positions and operating results. For the six months ended December 31, 2022, our revenue reached approximately $23.7 million, representing an increase of approximately $4.9 million or 26.3% from approximately $18.8 million for the six months ended December 31, 2021. For the six months ended December 31, 2022, our net income was approximately $2.5 million, representing a decrease of approximately $1.4 million or 35.8% from approximately $3.9 million for the six months ended December 31, 2021.

On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on the Company’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19, future government actions in response to COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity, and results of operations.

Results of Operations

For Six Months Ended December 31, 2022 and 2021

The following table summarizes the results of our operations for the six months ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Six Months Ended December 31,
	2022	2021	Change	% Change
Revenue	$23,712,427	$18,775,430	$4,936,997	26.3%
Cost of revenues	6,249,793	4,834,363	1,415,430	29.3%
Gross profit	17,462,634	13,941,067	3,521,567	25.3%

OPERATING EXPENSES:
Commission, selling and marketing	8,350,409	5,028,214	3,322,195	66.1%
General and administrative	3,909,239	3,733,131	176,108	4.7%
Research and development	778,717	114,665	664,052	579.1%
Total	13,039,365	8,876,010	4,162,355	46.9%
INCOME FROM OPERATIONS	4,424,269	5,065,057	(640,788)	(12.7)%

OTHER INCOME (EXPENSE):
Interest income	10,161	6,042	4,119	68.2%
Interest expense	(172,771)	(49,351)	(123,420)	250.1%
Other income (expense), net	10,157	(66,866)	77,023	(115.2)%
Total other expense, net	(152,453)	(110,175)	(42,278)	38.4%
INCOME BEFORE INCOME TAXES	4,271,816	4,954,882	(683,066)	(13.8)%
PROVISION FOR INCOME TAXES	1,758,415	1,037,288	721,127	69.5%
NET INCOME	$2,513,401	$3,917,594	$(1,404,193)	(35.8)%

Revenues
Product sales – online sales	$1,784,476	$1,144,754	$639,722	55.9%
Product sales – offline distributor sales	3,080,722	166,897	2,913,825	1,745.9%
Product sales – offline subscription customer sales	17,678,600	15,529,994	2,148,606	13.8%
Net service revenue	64,598	980,510	(915,912)	(93.4)%
Other revenues	1,104,031	953,275	150,756	15.8%
Total	$23,712,427	$18,775,430	$4,936,997	26.3%

Revenue

For the six months ended December 31, 2022, our total revenues were approximately $23.7 million as compared to approximately $18.8 million for the six months ended December 31, 2021, representing an increase of approximately $4.9 million, or 26.3%, attributable to an increase in both online and offline product sales as more fully described below.

Revenue from online sales through our APP or the third-party e-commerce platforms increased by approximately $0.6 million, or 55.9%, from approximately $1.1 million for the six months ended December 31, 2021 to approximately $1.8 million for the six months ended December 31, 2022. Product sales on our APP amounted to $180,157 and $288,722, respectively, for the six months ended December 31, 2022 and 2021. Product sales on third party e-commerce platforms amounted to $1,604,319 and $856,032, respectively, for the six months ended December 31, 2022 and 2021, representing a significant increase due to the increase of our advertisements on large e-commerce platforms, such as Tmall, Douyin and Kuaishou, to strengthen our brand awareness and attract new customers. Our e-commerce strategy is focused on strategically partnering with leading third-party e-commerce platforms to market our products and expand our market reach. We believe our rapid development in the e-commerce channel demonstrates our potential to achieve greater market penetration in the e-commerce industry.

Revenue from offline distributor sales increased by approximately $2.9 million, or 1,745.9%, from approximately $0.2 million for the six months ended December 31, 2021 to approximately $3.1 million for the six months ended December 31, 2022 due to our expanded product offering and significant investment in marketing activities to stimulate sales.

Revenue from offline subscription customer sales increased by approximately $2.1 million, or 13.8%, from approximately $15.5 million for the six months ended December 31, 2021 to approximately $17.7 million for the six months ended December 31, 2022. We expanded our product offerings and made a significant investment in marketing activities to stimulate sales. Our online brand awareness also had a positive effect on offline subscription customer sales.

The Company collects net service fees from third-party merchants for using the Company’s APP which offers an online marketplace where the merchants can sell their products to customers. Net service revenue decreased by approximately $1.0 million, or 93.4%, from approximately $1.0 million for the six months ended December 31, 2021 to approximately $65,000 for the six months ended December 31, 2022. The decrease was primarily because we focused more on the sales of self-produced products than those offered by third-party merchants on our APP for the six months ended December 31, 2022.

Other revenues increased by approximately $0.1 million or 15.8% from approximately $1.0 million for the six months ended December 31, 2021 to approximately $1.1 million for the six months ended December 31, 2022. The increase was primarily due to the increase in authorization fee revenue.

Cost of Revenues

Cost of revenues increased by approximately $1.4 million, or 29.3%, to approximately $6.2 million for the six months ended December 31, 2022 from approximately $4.8 million for the six months ended December 31, 2021, which was in line with the increase in revenues.

Gross Profit

Gross profit increased by approximately $3.5 million, or 25.3% from approximately $13.9 million for the six months ended December 31, 2021 to approximately $17.5 million for the six months ended December 31, 2022. Gross margin as a percent of revenue for the six months ended December 31, 2022 and 2021 was approximately 73.6% and 74.3%, respectively. Our gross profit margin has remained relatively consistent over time.

Operating Expenses

Operating expenses increased by approximately $4.2 million, or 46.9%, from approximately $8.9 million for the six months ended December 31, 2021 to approximately $13.0 million for the six months ended December 31, 2022. The increase in our operating expenses was primarily due to an approximately $3.3 million increase in sales commissions, selling and marketing expenses, approximately $0.7 million increase in research and development expenses, and approximately $0.2 million increase in general and administrative expenses.

Sales commissions, selling and marketing expenses increased by approximately $3.3 million, or 66.1%, from approximately $5.0 million for the six months ended December 31, 2021 to approximately $8.3 million for the six months ended December 31, 2022. We increased our advertising activities on large e-commerce platforms, such as Tmall, Douyin and Kuaishou, to strengthen our brand awareness and attract new customers. We also increased commissions to distributors in our sales campaign. Our marketing efforts led to an increase of approximately $1.5 million in sales commissions, an increase of approximately $0.4 million in e-commerce operation service fee, an increase of approximately $0.3 million in salary and social welfare expense, an increase of approximately $0.2 million in shipping and warehousing expenses and other expenses, and an increase of approximately $0.6 million in advertising expenses, all of which were consistent with our increase in revenues.

General and administrative expenses increased by approximately $0.2 million, or 4.7%, from approximately $3.7 million for the six months ended December 31, 2021 to approximately $3.9 million for the six months ended December 31, 2022, mainly due to an increase of approximately $0.3 million in salary and social welfare expenses as a result of an increase in the number of administrative personnel and the increase in average salaries.

Research and development expenses increased by approximately $0.7 million, or 579.1%, from approximately $115,000 for the six months ended December 31, 2021 to approximately $0.8 million for the six months ended December 31, 2022, representing approximately 3.3% and 0.6%, respectively, of our revenues for the six months ended December 31, 2022 and 2021. We expect to continue to invest in research and development.

Income from Operations

Income from operations for the six months ended December 31, 2022 decreased by approximately $0.6 million, or 12.7%, to approximately $4.4 million as compared to approximately $5.1 million for the six months ended December 31, 2021. The decrease in income from operations was primarily attributable to an increase of approximately $4.2 million in operating expenses, partially offset by an increase of approximately $3.5 million in gross profit.

Net Income

Net income decreased by approximately $1.4 million, or 35.8%, to approximately $2.5 million for the six months ended December 31, 2022, from approximately $3.9 million for the six months ended December 31, 2021. The decrease in net income was primarily attributable to a decrease of approximately $0.6 million in income from operations and an increase of approximately $0.7 million in income tax expenses.

Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended December 31, 2022 were both $0.08. In comparison, basic and diluted earnings per share in the six months ended December 31, 2021 were both $0.13.

Liquidity and Capital Resources

Substantially all of our operations are conducted in China and substantially all of our revenue, expenses, and cash, cash equivalents and restricted cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2022, the aggregate amount of cash, cash equivalents and restricted cash of $6,933,754 was held at the major financial institutions in the PRC. Other cash was held by major payment processing platforms such as Alipay and WeChat.

YanGuFang Group is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary and the VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in the PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2022, we had cash, cash equivalents and restricted cash of approximately $7.2 million. As of December 31, 2022, our current assets were approximately $21.9 million, and our current liabilities were approximately $42.5 million, which resulted in a working capital deficiency of approximately $20.7 million. We have historically funded our working capital needs primarily from operations, bank loans, government loans, advance payments from customers and loans from and contributions by shareholders. Our working capital requirements are affected by the efficiency of our operations, the volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. As of December 31, 2022, our working capital deficiency of approximately $20.7 million was largely attributable to taxes payable of approximately $18.1 million, customer advances of approximately $3.3 million and deferred revenue of approximately $1.6 million, which will be recognized as revenue in the next 12 months when the related customer orders and service are fulfilled. As of December 31, 2022, the Company had cash and cash equivalents of approximately $6.9 million and short-term bank loans of approximately $3.7 million. Management expects that it would be able to renew all of its existing bank loans upon their maturity, based on past experience and the Company’s credit history.  On March 30, 2023, the Company closed its initial public offering (“IPO”) of 2,000,000 ordinary shares at a public offering price of $4.0 per share. The Company received aggregate net proceeds of approximately $6.7 million from the IPO, after deducting underwriting discounts and other related expenses. As of December 31, 2022, the Company had accrued tax liabilities of approximately $18.1 million, mostly related to the unpaid income tax and the VAT in China. As of December 31, 2022, the Company had property, plant and equipment of approximately $46.2 million. The construction of the new plant is expected to be fully completed by the end of 2023. Our net operating cash inflow was approximately $2.4 million for the six months ended December 31, 2022. We are still in the process of constructing our new plant and had expended an aggregate of approximately $41.1 million in capital expenditures as of December 31, 2022 for this new plant. We expect to complete the new plant by the end of 2023 with significantly less cash spending (approximately $4.7 million) for the rest of the year 2023. We are able to effectively manage cash spending on the construction of our new plant and negotiate with suppliers for the payment schedule based on our cash and cash equivalents. As a result, our management believes that current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of the issuance of the unaudited condensed   consolidated financial statements for the six months ended December 31, 2022. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

We signed several lease agreements for offices and facilities for our operations with the latest expiration date of January 31, 2031.

Cash Flows

For Six Months Ended December 31, 2022 and 2021

The following summarizes the key components of our cash flows for the six months ended December 31, 2022 and 2021.

	For the Six Months Ended December 31,
	2022	2021
Net cash provided by (used in) operating activities	$2,382,941	$(2,830,104)
Net cash used in investing activities	(1,448,840)	(4,951,001)
Net cash provided by (used in) financing activities	528,792	(1,215,838)
Effect of exchange rate change on cash and cash equivalents	(155,422)	134,271
Net increase (decrease) in cash and cash equivalents	$1,307,471	$(6,430,996)

Operating Activities

Net cash provided by operating activities was approximately $2.4 million for the six months ended December 31, 2022, as compared to approximately $2.8 million net cash used in operating activities for the six months ended December 31, 2021. Cash provided by operating activities for the six months ended December 31, 2022 mainly consisted of net income of approximately $2.5 million, net noncash adjustments of approximately $1.0 million, an increase of approximately $0.7 million in accounts payable, an increase of approximately $0.7 million in accrued liabilities and other payable, an increase of approximately $3.3 million in taxes payable, offset by an increase of approximately $0.2 million in inventories, an increase of approximately $0.1 million in accounts receivable (third parties and related party), an increase of approximately $0.7 million in prepayments and other assets, a net increase of approximately $3.8 million in advance to vendors (third parties and related party) and a decrease of approximately $0.7 million in deferred revenue.

Net cash used in operating activities was approximately $2.8 million for the six months ended December 31, 2021, as compared to approximately $19.8 million net cash provided by operating activities for the six months ended December 31, 2020. Cash provided by operating activities for the six months ended December 31, 2021 mainly consisted of net income of approximately $3.9 million, net noncash adjustments of approximately $0.2 million, an increase of approximately $3.6 million in accounts payable (third parties and related party), an increase of approximately $2.5 million in taxes payable, offset by an increase of approximately $4.2 million in inventories, an increase of approximately $1.3 million in accounts receivable (third parties and related party), a net increase of approximately $3.4 million in advance to vendors (third parties and related party), an increase of approximately $2.0 million in contract costs due to sales commission prepayment, a decrease of approximately $1.2 million in advance from customers, and a decrease of approximately $0.6 million in accrued expenses and other liabilities.

Investing Activities

Net cash used in investing activities was approximately $1.4 million for the six months ended December 31, 2022. Cash used in investing activities was payment for property, plant and equipment, mainly construction in progress.

Net cash used in investing activities was approximately $5.0 million for the six months ended December 31, 2021. Cash used in investing activities was payment for property, plant and equipment, mainly construction in progress.

Financing Activities

Net cash provided by financing activities was approximately $0.5 million for the six months ended December 31, 2022, mainly consisted of proceeds from short-term bank loans of approximately $1.4 million, partially offset by repayment to related parties of approximately $0.9 million.

Net cash provided by financing activities was approximately $1.2 million for the six months ended December 31, 2021, mainly consisted of proceeds from long-term bank loans of approximately $3.9 million, partially offset by repayment to related parties of approximately $2.6 million and approximately $0.1 million payment for deferred issuance costs in connection with our initial public offering.

Capital Expenditures

The Company made capital expenditures of approximately $1.4 million and $5.0 million for the six months ended December 31, 2022 and 2021, respectively. Our capital expenditures were mainly used for purchases of equipment, payments for construction in progress.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the six months ended December 31, 2022 and 2021 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Research and development, patents and licenses, etc.

We take a long-term, thoughtful approach to conduct Research and Development (“R&D”) on oats that supports our product decisions. Due to our patented technologies and proven execution, we believe we are well positioned to leverage R&D to address the diversified needs of the general public.

Our R&D endeavors encompass a multifaceted approach, encompassing the introduction of novel oat products, pioneering packaging innovations, enhancements to our existing oat product lineup, and the pursuit of optimizing nutrition, flavor, functionality, and health benefits in our product offerings. We seamlessly connect the research with the desired commercial outcome due to our knowledge of the oat genome and production craftsmanship.

We adhere to a market-oriented R&D approach and actively cooperate with universities, nutritionists and food experts in sorting out our R&D orientation based on the real market demand. Currently, we have collaborated with a few colleges and universities in China and the United States, including Peking University, Jiangnan University, University of Shanghai for Science and Technology, and Cornell University, on the R&D of oat products and oat production equipment. Additionally, we have been regularly holding international whole grain industry development forums as an interactive and communication platform for nutritionists, food experts and entrepreneurs both home and abroad.

Trend Information

Other than those as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended December 31, 2022 that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The following descriptions of critical accounting estimates should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes and other disclosures included in this report.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: accounts receivable, inventories and income taxes. See Note 2—Summary of Significant Accounting Policies to our unaudited condensed consolidated financial statements for the disclosure of these accounting policies included in Exhibit 99.3. We believe the following accounting estimates involve the most significant judgments used in the preparation of our unaudited condensed consolidated financial statements.

Accounts Receivables

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective July 1, 2021. The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for doubtful accounts amounted to $nil and $39,799, respectively, as of December 31, 2022 and June 30, 2022.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Management compares the cost of inventories with the net realizable value and if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. On an ongoing basis, inventories are reviewed for potential write-down for products that have become obsolete or exceed anticipated demand, or for which cost exceeds net realizable value. Allowance for doubtful inventories obsolescence amounted to $218,212 and $127,867, respectively, as of December 31, 2022 and June 30, 2022.

Valuation and realization of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of December 31, 2022. However, since the deferred tax assets related to operating loss has a limited window of use, to be conservative, management decided to record a partial valuation allowance. Valuation allowance amounted to $4,065,204 as of December 31, 2022. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.